

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 21, 2018

James von Moltke
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

Re: **Deutsche Bank Aktiengesellschaft**
Registration Statement on Form F-4
Filed May 2, 2018
File No. 333-224595

Dear Mr. von Moltke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offers

Purpose of the Exchange Offers, page 56

1.   We note your disclosure that the purpose of the exchange offers "is to change the direct issuing entity under the Original Notes to Deutsche Bank AG New York Branch." However, we note that Deutsche Bank AG New York Branch is not identified as a registrant or co-registrant of this offering. In addition, we note disclosure in your legal opinion attached as Exhibit 5.1 that the Exchange Notes will continue to represent an obligation of Deutsche Bank Aktiengesellschaft. In the absence of a noteholder's exercising the early participation right, it is not clear how the Original Notes and the Exchange Notes would differ. Please provide us with a detailed legal analysis explaining how the substitution of the issuer with regard to Original Notes is being accomplished, given that the new issuer does not appear to exist as a separate legal identity nor is it

identified as a registrant in this registration statement. Please ensure that your disclosure also addresses the following:

- Whether the Exchange Notes' interest remains secured by the consolidated assets of Deutsche Bank Aktiengesellschaft, or if such interest is limited, for example, to the assets of the Deutsche Bank AG New York Branch or your U.S. subsidiaries; and

- What U.S. tax benefits you expect to capture by "changing the direct issuing entity to the New York branch," specifically identifying the immediate tax benefit(s) resulting from the exchange.

Exhibit Index

2.   We note that counsel's opinion (Exhibit 5.1) identifies the bank holding company as the issuer of the Exchange Notes and opines on the Exchange Notes being the valid and binding obligation of the bank holding company. In light of the fact that the new notes will be issued by Deutsche Bank AG New York Branch, please explain to us why the legal opinion as provided would be in compliance with Item 601(b)(5) of Regulation S-K (refer to Item 21(a) of Form F-4).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Ward A. Greenberg, Esq.